WAIVER GRANTED IN RELATION TO DEBT COVENANT BREACH AND
ADDITIONAL HEDGING
Denver 1700 hours March 30, 2009, Perth 0700 hours March 31, 2009

Samson’s semi-annual accounts, as at 31 December 2008 and published on 14 March 2009, included an acknowledgement that Samson was in breach of a covenant within the convertible note facility with Macquarie Bank Limited (“Macquarie”). On 25 March 2009, Macquarie granted a waiver in respect of this breach. The covenant at issue requires the company’s Proved Developed Producing reserve value to exceed the outstanding loan amount by 20%. The forward price curve in this test is discounted by 5%. The breach was caused by the dramatic price drop of both oil and natural gas which occurred in the later part of 2008. Macquarie has included a number of conditions in this waiver, including entering into additional hedging arrangements, some of which have already been put in place, as previously advised.  Additional hedges with respect to oil production and natural gas production have also been entered into.

Oil – Ratio Collar priced at West Texas Intermediate

Date	Call/Put	Volume - barrels	Price per Barrel – USD
April 2009 – December 2009	Put	10,951	$46.00
April 2009 – December 2009	Call	6,352	$55.00

January 2010 – December 2010	Put	13,256	$53.00
January 2010- December 2010	Call	9,147	$62.00

By using a combination of a put and a call, Samson is fixing a floor for the remainder of 2009 at $46.00 a barrel and for 2010 at $53.00 a barrel while still allowing participation in upward movements in the price of oil.  Samson has reduced the volumes associated with the calls in order to limit the volume of oil which will have a fixed price of $55.00 for the remainder of 2009 and $62.00 for 2010.

Natural Gas – Fixed Forward Swap priced at Henry Hub

Date	Volume - mmbtu	Price per mmbtu – USD
April 2009 – December 2009	52,399	$4.06
January 2010 – December 2010	59,396	$5.62

In addition, as previously advised, Macquarie has agreed to take an equity position in Samson in exchange for its options under the credit facility which will when fully effected amount to a 15% holding.

Samson’s Ordinary Shares are traded on the Australian Securities Exchange under the symbol "SSN". Samson's American Depository Receipts are traded on the NYSE Amex under the symbol "SSN", and each ADR represents 20 fully paid Ordinary Shares of Samson.

For and on behalf of the board of SAMSON OIL & GAS LIMITED
For further information please contact, Terry Barr, CEO on 303 296 3994 (US office) or 970 389 5047 (US cell)

TERRY BARR

Managing Director